June 6, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attn:	Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant
Ryan Houseal, Staff Attorney
Mark Shuman, Legal Branch Chief

Re:	Digimarc Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed April 26, 2012
File No. 001-34108

Dear Mr. Krikorian:

Digimarc Corporation (the “Digimarc”) is providing the following responses to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 9, 2013 (the “Comment Letter”) relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2012 filed on February 22, 2013 (the “Form 10-K”) and the above-referenced Form 10-Q for the quarterly period ended March 31, 2012 filed on April 26, 2012 (the “Form 10-Q”). For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 1

1.	You disclose that in March 2012 you and Nielsen decided to reduce the investments in their two joint ventures to minimal levels. You state that this reduction involved a plan of suspending operations of the joint ventures with Nielsen in April 2012. Tell us the current status of your relationship with Nielson. We note that for the year ended December 31, 2012, Nielsen accounted for less than 10% of your revenues.

Response: Although we still maintain our interests in the two joint ventures (TVaura LLC and TVaura Mobile LLC) with Nielsen, the operations of both remain suspended. Revenue from the joint ventures in 2012 was $272,000, or 0.6% of total revenue, all of which was earned in the first quarter of 2012.

Division of Corporation Finance

U.S. Securities and Exchange Commission

In addition, our patent license agreement with Nielsen for specified fields of use that becomes a fully paid up license in 2014 remains in full force and effect. License revenue for Nielsen in 2012 was $4 million, or 9.0% of total revenue.

2.	We note that IV, Verance and the Central Banks accounted for 30%, 27% and 23% of your revenues for the year ended December 31, 2012, respectively. For major customers, it appears that a materially complete description of the relationships between the parties to the agreements including a summary of the material terms of such agreements should be provided. Material contractual rights and obligations of the parties such as term, extension and termination provisions, performance commitments and the like should be described, as applicable. Tell us whether significant changes in your arrangements with principal customers have occurred from one period to the next during the past three years, and to the extent contractual arrangements or other relationships with the customers varied and either affected historical results or are expected to impact future results. Consider whether discussion of the changes and any effects on operating results and future trends is appropriate in Management’s Discussion and Analysis.

Response: We signed agreements with our largest customer, IV Digital Multimedia Inventions, LLC, an affiliate of Intellectual Ventures (“IV”), in October 2010. A summary of the material terms of these agreements appear in Note 5 of the Notes to Consolidated Financial Statements. Our relationship with IV is described generally in “BUSINESS–Overview.” We also describe in considerable detail various risks associated with our arrangement with IV in “RISK FACTORS–RISKS RELATED TO OUR BUSINESS.” Finally, a discussion of various financial aspects of our arrangements with IV appear in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS–Liquidity and Capital Resources–Future cash expectations.” We believe our disclosures with respect to our arrangement with IV are sufficient and appropriate.

Our agreement with Verance is consistent with the royalty licensing arrangements into which we typically enter. These arrangements provide for specific royalty rates for specific fields of use that require quarterly payments and generally require payment of the greater of a minimum royalty fee or actual royalties generated. In 2012, revenue from Verance was $11.7 million, or 27% of total revenue, and included $8.0 million of revenue for past due royalties related to prior years. Excluding the past due royalties related to prior years, revenue from Verance was $3.7 million, or 8.4% of total revenue, in 2012. Due to the amount of revenue from Verance in 2012, we disclosed Verance as one of our material customers. In “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS–Liquidity and Capital Resources–Future cash expectations” we disclosed the fact that our cash flow was higher in 2012 as a result of the receipt of past due royalties from Verance and that we are not able to estimate future cash flow impact of royalty revenue we may earn from Verance.

Division of Corporation Finance

U.S. Securities and Exchange Commission

We believe our disclosures with respect to our arrangement with Verance are sufficient and appropriate.

The majority of our revenue from the Central Banks relate to service fees received pursuant to the Counterfeit Deterrence System Development and License Agreement, dated as of January 1, 1999 between the Company and the Bank for International Settlements, for portions of which confidential treatment was requested by the Company and granted by the Commission pursuant to an Order Granting Confidential Treatment, dated October 21, 2008. Under this agreement, we receive payment from the Bank of International Settlements for developing, deploying, supporting and continuing to enhance a system to deter digital counterfeiting of currency using personal computers and digital reprographics. In “BUSINESS–Overview” we disclosed that we had entered into a renewal and extension of the agreement with the Central Banks through 2024, with a 5 year extension option. Given the nature of global security issues related to the agreement with the Central Banks that was reflected in our confidential treatment request granted by the Commission, we believe that our disclosures with respect to our arrangement with the Central Banks are sufficient and appropriate.

3.	You broadly reference your patents in the field of digital watermarking, disclosing that you hold more than 1,200 U.S. and foreign patents as of December 31, 2012. Tell us whether your competitive position is dependent upon one or a small group of these patents. To the extent you are dependent on a single or small number of patents, tell us, with a view towards enhanced disclosure, the remaining lives of the limited number of patents on which you materially depend. In preparing future filings, consider expanding the intellectual property protection disclosure to provide a more meaningful but concise description of your intellectual property estate, your strategy for its protection, and the role and contributions of your patent and other intellectual property position to your competitive position.

Response: Our competitive position is not dependent on one or a small number of our patents. We develop intellectual property to differentiate our products and technology, mitigate infringement risks, and develop opportunities for licensing. As we disclose in “BUSINESS–Customers and Business Partners,” we generate a significant portion of our revenue from patent licensing. We typically license our patent portfolio widely in various fields of use, rather than merely licensing particular patents. Consequently, we disclose material information about our patent portfolio consistent with our portfolio-based licensing approach. In “RISK FACTORS–RISKS RELATED TO OUR BUSINESS” we discuss various risks associated with our intellectual property, including the fact that our earliest patents began expiring in 2012. We believe that our disclosures in “BUSINESS–Overview,” “–Technology and Intellectual Property” and “RISK FACTORS–RISKS RELATED TO OUR BUSINESS” provide meaningful disclosure of

Division of Corporation Finance

U.S. Securities and Exchange Commission

our intellectual property, our strategy for its protection and the effect our patents and intellectual property have on our competitive position, and that our disclosures with respect to these intellectual property matters are sufficient and appropriate.

Consolidated Financial Statements

Note 6. Segment Information, page F-17

4.	Please clarify whether the amount of revenues attributable to any individual foreign country are material. If providing geographical information is impracticable, that fact should be disclosed. We refer you to FASB ASC 280-10-50-41.

Response: No revenue attributable to any individual foreign country is material. We advise the Staff that more than 75% of our foreign revenue for 2012 was derived from the Counterfeit Deterrence System Development and License Agreement with the Central Banks described in the response to comment 2 above. Under this agreement, we receive payment directly from the Bank of International Settlements, regardless of the participating bank from which any portion of the payment originates. As a result, we cannot determine the countries from which revenue under this agreement is derived, and we simply categorize the revenue “bill to” geographic location as “foreign” since the Bank of International Settlements is not a U.S. entity. See Note 6 of the Notes to Consolidated Financial Statements.

Note 14. Joint Venture and Related Party Transactions, page F-27

5.	We note that TVaura LLC and TVaura Mobile LLC are joint ventures that you entered into with Nielsen. Please provide us with your evaluation of significance under Rule 3-09 of Regulation S-X for your equity method investments. If your equity method investments are significant in any period presented, the financial statements for that investee are required for all periods reflected in the Company’s audited financial statements. However, the financial statements for that investee need only be audited for those periods in which they meet the significance test outlined in Rule 3-09 of Regulation S-X.

Response: Pursuant to Rule 3-09(a), separate financial statements of the joint ventures for 2012 were not filed with our Form 10-K because none of the conditions set forth in Rule 1-02(w) exceeded the 20% threshold. Furthermore, pursuant to Rule 3-09(b), no audit was required on the financial statements of the joint ventures for 2012 since neither the first nor the third condition in Rule 1-02(w) exceeded the 20% threshold.

Separate financial statements of the joint ventures for 2011 were presented within the 2011 Form 10-K filing because the conditions set forth in Rule 1-02(w) exceeded the 20% threshold.

Division of Corporation Finance

U.S. Securities and Exchange Commission

The separate financial statements of the joint ventures were not included within our current 10-K filing for the following reasons:

•

The operating results of the joint ventures for 2012 were de minimis with respect to our operating results. Our pro-rata share of the TVaura LLC and TVaura Mobile LLC pre-tax loss was 0.2% and 8.0% of our pre-tax income, respectively. Our pro-rata share of the pre-tax loss of $1.1 million for TVaura Mobile LLC was negatively impacted by $0.5 million of one-time severance and suspension costs, which are disclosed within Note 14 of the Notes to Consolidated Financial Statements.

•

The operations of both joint ventures were suspended as of March 31, 2012 and the joint ventures remained dormant thru December 31, 2012 and continue to remain dormant. Our investment in both joint ventures was $0 as of December 31, 2012 because all excess capital was distributed to the shareholders upon suspension.

Based on the fact that both joint ventures are dormant we do not believe repeating the separate financial statements of the joint ventures for 2011 and 2010 provides the reader any relevant information. Additionally, we do not believe presenting the separate financial statements of the joint ventures for 2012 is necessary because the financial statements impact to us was de minimis.

We believe our current disclosure within Note 14 of the Notes to Consolidated Financial Statements provides the reader with sufficient and comprehensive information about the operations of the joint ventures and their impact on our financial statements. Our current disclosure includes the following pertinent information:

•	The nature of each joint venture’s operations;

•	The status of each joint venture’s operations including the impact from suspending the operations;

•	Our pro-rata share of the loss of each joint venture in each of the last three-years;

•	The impact of the joint ventures on our cash flows in each of the last three-years;

•	The related party transactions between us and each joint venture in each of the last three years.

Division of Corporation Finance

U.S. Securities and Exchange Commission

Note 15. Income Taxes, page F-28

6.	Please explain your consideration of separately disclosing income before income tax expense for both your domestic and foreign operations. We refer you to Rule 4-08(h) of Regulation S-X.

Response: All of our pre-tax income is derived from domestic sources since we do not have foreign operations. The insignificant amount of foreign income taxes reflected in Note 15 of the Notes to Consolidated Financial Statements relates to withholding taxes in certain foreign countries. Accordingly, we believe that further disclosure is not required.

Item 15. Exhibit and Financial Statement Schedules

7.	You state in the Exhibit Index on page E-1 that the agreements “are not intended to provide any other factual or disclosure information about Digimarc or the other parties to the agreements.” You also state that the representations and warranties have been made “solely” for the benefit of the other party or parties to the applicable agreement. Your filing should not imply that the agreements included as exhibits do not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, we will revise the disclaimer in the Exhibit Index section of future filings to read as follows:

The agreements included or incorporated by reference as exhibits to this report may contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made for the benefit of the other party or parties to the applicable agreement and:

•	were not intended to be treated as categorical statements of fact, but rather as a means of allocating the risk to one of the parties if those statements prove to be inaccurate;

•

were qualified by disclosures that were made to the other party or parties in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply contract standards of “materiality” that are different from “materiality” under the securities laws; and

•	were made only as of the date of the applicable agreement or other date or dates that may be specified in the agreement.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about Digimarc may be found elsewhere in this Annual Report on Form 10-K and in Digimarc’s other public filings, which are available without charge through the SEC’s website at http://www.sec.gov.

Division of Corporation Finance

U.S. Securities and Exchange Commission

8.	We note that you generate a majority of your revenue from service and license fees paid to you under long-term contracts, and that Verance Corporation accounted for 27% of your total revenues for the year ended December 31, 2012. We further note that your net income reported for the year ended December 31, 2012 was due in large part to a lump sum legal settlement for past due royalties from Verance which you received in the first quarter of 2012. Please provide your analysis as to why you have filed neither the license agreement nor legal settlement agreement with Verance pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. If you do not file these agreements publicly in response, provide the agreements to us as supplemental information.

Response: We do not believe our ongoing licensing arrangement with Verance, memorialized in the renewal and extension agreement we entered into with Verance in January 2012, constitutes a material agreement. As noted above in our response to comment 2, excluding the $8.0 million payment for past due royalties, revenue from Verance was less than 10% of our total revenue for 2012, and the terms of our ongoing licensing arrangements with Verance are consistent with the royalty licensing agreements into which we typically enter. Additionally, the $8.0 million payment from Verance was made to satisfy past due royalties. As discussed further in comment 10, it was not a “legal settlement.” Moreover, at both March 31, 2012 and at December 31, 2012, we had no further rights or obligations under the January 2012 agreement with Verance, since the $8.0 million payment for past due royalties had already been received by each of those respective dates. Accordingly, we do not believe the January 2012 agreement with Verance constitutes a material agreement and we do not believe we are required to file this agreement with the Commission.

As requested by the Staff, we are providing to you supplementally a copy of the January 2012 agreement between Verance and Digimarc (the “Supplemental Materials”). In connection with our submission of the Supplemental Materials, we are respectfully requesting confidential treatment for the Supplemental Materials pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §§ 200.83.

Exhibit 23.1

9.	It appears that your auditor’s consent is not signed. Please confirm that this consent had a conformed signature at the time you included it as an exhibit to your filing. Please amend your filing to include a signed consent.

Response: Although we received the manual signed consent from our auditors prior to filing, the filed version inadvertently did not include the conformed signature. We will amend our filing to include the conformed signed consent.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Consolidated Financial Statements

Division of Corporation Finance

U.S. Securities and Exchange Commission

Note 4. Segment Information, page 11

10.	We note that in connection with the resolution of disputes regarding breach of contract and patent infringement claims you received a lump sum settlement for past due royalties, entered into a three year settlement, renewal and extension agreement with blended royalty rates for unified fields of use and a grant to Verance Corporation of nine annual renewal options. Describe in further detail the terms, arrangements, obligations and rights associated with the litigation settlement. Explain how you determined the fair value of each element in the litigation settlement agreement and how you considered the allocation guidance of ASC 605-25-25, by analogy, with regards to bifurcating each element in the agreement. In addition, tell us how you determined that entire lump sum payment of $8.9 million should be classified as license and subscription revenues. Your response should indicate the accounting guidance that you relied upon when concluding that the lump sum payment should be recognized as operating income as opposed to non-operating income.

Response: We typically do not disclose royalty rates, minimums, fields of use or which patents are licensed. As part of the negotiation of this and other similar agreements, Digimarc and its licensees have agreed that patent license agreements contain confidential information and trade secrets of Digimarc and our licensees.

The January 2012 renewal and extension agreement with Verance replaced the August 2002 license agreement between the parties. The 2012 agreement relates to the same licensed patents, field of use, potential term (through 2023) and minimum quarterly payments as the 2002 agreement. Verance was obligated to pay quarterly royalties under the 2002 agreement and it is obligated to pay quarterly royalties under the 2012 renewal and extension. We often enter into renewals and/or extensions of patent license agreements with our licensees.

Verance paid us $8.9 million upon execution of the 2012 agreement, which included $8.0 million to resolve past due royalty claims through September 30, 2011 and $0.9 million for royalties earned during the quarter ended December 31, 2011 using the royalty rate under the 2012 agreement, which was effective as of October 1, 2011. For additional clarity, the $8.0 million reflects the amount that Digimarc and Verance agreed to in order to resolve claims by Digimarc that Verance owed royalties earned under the terms of the 2002 agreement but were never paid. The dispute was resolved without an arbitrator or judge and therefore is not a traditional “legal settlement” in that the two parties mutually agreed to the $8.0 million to resolve all past due royalties.

Contemporaneously with the execution of the 2012 agreement, we evaluated whether the $8.0 million payment for past due royalties should be allocated under ASC Topic 605-25. The following summarizes that evaluation. We concluded the entire $8.0 million represents past due royalties that were previously earned by Digimarc. We considered whether the payment could represent anything other than amounts previously due under

Division of Corporation Finance

U.S. Securities and Exchange Commission

the contract, such as a reimbursement of legal fees or a prepayment of future royalties under the new license agreement. Neither the 2002 agreement nor the 2012 agreement called for reimbursement of legal fees associated with disputes. Additionally, all costs incurred by Digimarc to resolve this matter had been expensed when incurred. As such, none of the $8.0 million was considered a reimbursement. The $8.0 million payment was acceptable to Digimarc as it approximated the royalties that were earned under the 2002 agreement. As such, the $8.0 million does not appear to represent a prepayment of future royalty fees.

The $8.9 million payment was recorded as revenue in the first quarter of 2012 upon receipt of payment from Verance. We recognize revenue from Verance on a cash basis due to concerns over collectability based on past history. As such, the four criteria for revenue recognition under ASC Topic 605 for the $8.9 million payment were not all satisfied until payment was received.

The $8.9 million payment was presented as revenue within our financial statements as the entire payment was for royalties earned by Digimarc. Royalties from licensees like Verance are a significant and recurring revenue stream for us. The $8.0 million portion of the payment reflects royalties previously earned by Digimarc under the 2002 agreement. Digimarc agreed to the $8.0 million because it approximated the royalties that were earned under the 2002 agreement. The $0.9 million portion of the payment represents royalties earned in the fourth quarter of 2011 based on the royalty rate under the 2012 agreement. We considered whether the $8.0 million payment could be considered non-operating income but concluded, given the payment was for royalties earned, which is a significant component of our business, that presenting the payment as non-operating income was not appropriate. Additionally, we considered whether the payment could be considered a reimbursement but as noted above the payment was not for reimbursement of legal expenses.

Digimarc Corporation acknowledges that (a) Digimarc Corporation is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) Digimarc Corporation may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance

U.S. Securities and Exchange Commission

* * * *

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact John Thomas at (503) 727-2144, or the undersigned at (503) 469-4652.

Very truly yours,

/s/ Michael McConnell

Michael McConnell
Chief Financial Officer and Treasurer

cc (w/o enc.):	Bruce Davis
Robert Chamness
John R. Thomas (Perkins Coie LLP)
Roy W. Tucker (Perkins Coie LLP)